GAMING VENTURE CORP., U.S.A.

801 Pascack Road
Paramus, NJ 07652




INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1


NOTICE OF CHANGE IN THE COMPOSITION

OF THE BOARD OF DIRECTORS


MAY 13, 2005



This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Gaming Venture Corp., U.S.A., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.


No vote or other action by the Company's stockholders is required in response to this Information Statement. Proxies are not being solicited.


INTRODUCTION


The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, the transactions contemplated by the Agreement and Plan of Merger and Reorganization discussed below under "Change of Control" will be
completed.   At that time:


* Pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") by and among the Company, SK2, Inc., a Delaware corporation doing business as Kuhlman Retail Stores ("Kuhlman"), and GV Acquisition, Inc., a Delaware corporation, GV Acquisition Co. will merge with and into Kuhlman. As a result of the merger and in exchange for the cancellation of their shares, Kuhlman shareholders will receive shares of the Company pursuant to the Merger Agreement.

* Alan Woinski, Kim Woinski, Derek James, and Dan Rindos will resign as directors of the Company and Scott Kuhlman, Jon Sabes, David Ferris and Chris Larson will be appointed as new directors and (except for one director to be mutually agreed upon by Kuhlman and the Company) shall constitute the entire board of directors immediately following the consummation of the transactions contemplated by the Merger Agreement.


Because of the change in the composition of the Company's board of directors and the exchange of securities pursuant to the Merger
Agreement, there will be a change in control of the Company on the date the transactions are completed.


As of April 30, 2005, the Company had issued and outstanding 6,514,427 shares of common stock, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting
if one were to be held.   Each share of common stock is entitled to one
vote.


Please read this Information Statement carefully.   It describes the
terms of the Merger Agreement and contains certain biographical and other information concerning the Company's executive officers and directors after completion of the transactions under the Merger Agreement.


CHANGE OF CONTROL


On April 14, 2005, Gaming Venture Corp., U.S.A. entered into the Merger Agreement pursuant to which it will acquire the business of SK2, Inc., a Delaware corporation and parent company of Kuhlman retail stores ("Kuhlman"). Kuhlman is a specialty retailer and wholesale provider of exclusively designed, distinctive, high quality apparel.

The transaction of the subject agreement is designed as a reverse merger with Kuhlman to be the surviving corporation and an operating
subsidiary of Gaming Venture Corp., U.S.A.   Under the agreement, GV
Acquisition Co. will merge with and into Kuhlman. As a result of the merger and in exchange for the cancellation of their shares, Kuhlman shareholders will receive shares of Gaming Venture Corp., U.S.A.
Prior to the closing of the merger, Gaming Venture Corp., U.S.A. will effectuate a 1-for-5 reverse split and change the name of the company
to Kuhlman Company, Inc.   The completion of the merger is contingent,
among other things, on shareholder approval by the shareholders of Kuhlman. The board of directors of both Kuhlman and Gaming Venture Corp., U.S.A. have approved the transaction. Shareholder approval of the merger by the shareholders of Gaming Venture Corp., U.S.A. is not required under Nevada law or the terms of the Merger Agreement, was not solicited by the Company and will not be sought prior to the consummation of the merger transaction.

There are no material relationships between Gaming Venture Corp., U.S.A. and any of the parties, other than in respect to the Merger Agreement.

The Merger Agreement provides that Alan Woinski, Kim Woinski, Derek James, and Dan Rindos will resign as directors of the Company and Scott Kuhlman, Jon Sabes, David Ferris and Chris Larson will be appointed as new directors and (except for one director to be mutually agreed upon by Kuhlman and the Company) shall constitute the entire board of directors immediately following the consummation of the transactions contemplated by the Merger Agreement.


SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth the number of shares of common stock beneficially owned as of April 30, 2005 by
   (i) those persons or groups known to beneficially own more than 5% of the Company's common stock prior to the closing of the merger,
   (ii) those persons or groups anticipated to beneficially own more than 5% of the Company's common stock on and after the closing of the transactions contemplated by the Merger Agreement,
   (iii) each current director and each person that will become a director upon the closing of the transactions contemplated by the Merger Agreement,
   (iv) all current directors and executive officers as a group and
   (v) all directors and executive officers on and after the closing of the transactions contemplated by the Merger Agreement, as a group.


Shareholdings of beneficial owners at April 30, 2005:

Current Directors and Officers
                                     Percentage of    Number of     Percentage of
                      Number          Outstanding      Shares        Common Shares
Name and Address      of Shares   Common Shares(1) After Merger(2) After Merger(3)
Alan Woinski         1,045,545direct(4)     16.00%       209,109direct     1.17%
PO Box 1396            126,000 indirect      1.93%        25,200indirect    .14%
Paramus, NJ 07653

Kim Woinski             15,000 direct(5)      .23%         3,000direct       .02%
PO Box 1396          1,156,545 indirect     17.70%       231,309indirect    1.29%
Paramus, NJ 07653

Lucky Management       111,000(4)(5)         1.70%       22,200              .12%
Paramus, NJ 07653

Dan Rindos             318,100               4.90%       63,620              .36%
30 Nutmeg Drive
Trumbull, CT 06611
Director


Derek James                  0               0.00%            0                *
5 Bryce's Court
Sicklerville, NJ 08081

Proposed Officers and
   Directors
Scott Kuhlman(6)             0               0.00%    4,540,000            25.36%
701 North Third Street
Minneapolis, MN 55401

Susan Kuhlman(6)             0               0.00%    4,540,000            25.36%
701 North Third Street
Minneapolis, MN 55401

Jon Sabes                    0               0.00%    1,292,000             7.22%
701 North Third Street
Minneapolis, MN 55401

David Ferris                 0               0.00%            0                *
701 North Third Street
Minneapolis, MN 55401

Chris Larson                 0               0.00%      750,000             4.19%
701 North Third Street
Minneapolis, MN 55401

Jon Ganglehoff               0               0.00%       82,000                *
701 North Third Street
Minneapolis, MN 55401

Current 5% or More Holders
Glenn Fine             953,026              14.63%      190,605             1.06%
5240 Southeastern
Las Vegas, NV 89119

Lyle Berman            850,000              13.05%      170,000              .95%
433 Bushaway Road
Wayzata, MN 55391

Current Officers and
  Directors as a Group
  (4 persons)        1,489,295              22.80%      297,859             1.66%

Proposed Officers and
  Directors As a Group
  (6 persons)                0               0.00%    6,664,000            37.23%

---------------
* less than one percent.

   (1)Based on 6,514,427 outstanding on April 30, 2005.
   (2)Assumes completion of the merger closing and the 1-for-5 reverse split.

   (3)Based on 17,900,000 shares of the Company's common stock projected to be outstanding following the closing of the transactions contemplated by Merger Agreement.
   (4)Alan Woinski is deemed to be the beneficial owner of 111,000 common shares held by Lucky Management, a company controlled by Alan Woinski and 15,000 common shares owned by his wife, Kim Woinski.
   (5)Kim Woinski is deemed to be the beneficial owner of 1,045,545 common shares held by Alan Woinski and 111,000 common shares held by Lucky Management.
   (6)Scott and Susan Kuhlman are also Proposed 5% of More Holders.

The information is determined in accordance with Rule 13d-3 promulgated
under the Exchange Act.   Except as indicated, the stockholders listed
possess sole voting and investment power with respect to their shares.


EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the transactions under the Merger Agreement, the Company's board of directors will be reconstituted and will have five directors. On that date, Alan Woinski, Kim Woinski, Derek James, and Dan Rindos will resign as directors of the Company and Scott Kuhlman, Jon Sabes, David Ferris and Chris Larson will be appointed as new directors, together with one director to be mutually agreed upon by Kuhlman and the Company), and such persons shall constitute the entire board of directors immediately following the consummation of the merger.

The following tables set forth information regarding the Company's current executive officers, directors and key employees and the Company's proposed executive officers and directors after completing the transaction under the Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which the Company does not anticipate, the directors will vote for any substitute nominee or nominees prior to the date the new directors take office.

Each member of the Company's board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers, Directors and Key Employees

The Executive Officers and Directors are:

Name                     Position                 Term(s) of Office

Alan Woinski, age 40   President/Director         Inception to present
Kim Woinski, age 41    Vice President/Director    Inception to present
Derek James, age 48     Director                January 2003 to present
Dan Rindos, age 54    Director                  January 2003 to present

Biographical Information.

Alan Woinski - Mr. Woinski is currently Chairman, CEO and President and a Director of Gaming Venture. Mr. Woinski had been President and CFO of Casino Journal Publishing Group, Inc., the parent company of Gaming Venture from April 3, 1998 to March 31, 2003 resigning his
positions with Casino Journal upon completion of the spinoff.   Mr.
Woinski founded The Gaming Industry Weekly Report in March 1992, The Gaming Industry Daily Report in August 1996 and has been the editor
since their inception.   Mr. Woinski was Vice President of A & E
Printing, Inc. from January 1988 to December 1994. From January 1995 to July 1995, Mr. Woinski was President of A & E Printing, Inc., a
commercial printing company.   As Vice-President, Mr. Woinski was in
charge of sales, marketing and production. As president, Mr. Woinski's duties were expanded to hiring and firing personnel, inventory control
and overseeing all operations of the company.    From December 1992 to
August 1995, Mr. Woinski was also President of Lucky Management Corp, an investment advisory firm that also held interests in other
businesses including printing, real estate, etc.   As president, Mr.
Woinski handled all investment advisory accounts including being the
advisor to the Monitrend Gaming and Leisure fund.    Mr. Woinski served
as an advisor for the Monitrend Gaming and Leisure Mutual Fund from October 1993 to December 1994 and was Portfolio Manager of the High Rollers Investment Partnership from December 1992 to October 1993. Duties as advisor and portfolio manager included updates on the gaming industry including trend analysis, technical analysis on securities of companies in the gaming industry, buy and sell recommendations, etc. Mr. Woinski graduated from Hofstra University in 1986.

Kim Santangelo-Woinski - Mrs. Woinski is currently Vice President and a director of Gaming Venture. Mrs. Woinski had been a director of Casino Journal Publishing Group, Inc., the parent company of Gaming Venture from April 3, 1998 until March 31, 2003, resigning as a
director of Casino Journal upon completion of the spinoff.   Mrs.
Woinski was Vice President of Lucky Management Corp., an investment advisory firm that also held interests in other businesses including
printing, real estate, etc. from December 1992 to August 1995.   Mrs.
Woinski was vice president in charge of all in-house accounting and customer relations as well as running the entire office including ordering supplies, equipment, etc. From January 1992 to January 1994, Mrs. Woinski worked as operations manager/personal assistant to the
President of Tee Dee's, Inc., a women's clothing manufacturer.   Mrs.
Woinski's duties included office management and personnel supervision.

From 1990 to 1992, Mrs. Woinski was beverage manager of Waypointe, Inc., and served as beverage manager of Treadway Inn Hotel from 1989 to
1991.   Her duties as beverage manager included hiring staff, inventory and overseeing and filing report for the parent company.

Derek James.   Derek James is a director of Gaming Venture.   Mr. James
has been Corporate Controller of Casino Journal Publishing Group since
1995 and was promoted to CFO on April 1, 2003.   Prior to that, Mr.
James was the Controller at Silver Threads, Ltd., a manufacturer of
women's apparel.   Mr. James is from England and graduated Lewisham &
Eltham College in London in 1978 with an ACCA - Association of Certified & Corporate Accountants.

Daniel F. Rindos.   Mr. Rindos is a director of Gaming Venture.   Mr.
Rindos was instrumental in the start up of the Subway sandwich chain in
Bridgeport in 1968-1971.    From 1971 thru 1981, Mr. Rindos owned and
operated the Full Of Baloney sandwich shop chain consisting of 13
similar type stores operating throughout Connecticut.   In 1981, Mr.
Rindos joined the family owned Bargain News, a statewide weekly
newsstand publication specializing in classified advertising.   For the
past 5 years, Mr. Rindos has been Vice President of Bargain News, LLC. In 1995, Mr. Rindos headed up the development and launch of the company's web site.

Mr. Rindos has been active in the start up and ongoing operations of several other businesses over the years including Gaming Venture, Stratford Type, VDM Associates, Bacut Associates, Communication
Management Services, and Net Advisors, LLC, to name a few.   Mr. Rindos
primarily provided initial support in areas such as marketing, communications. In the case of GVC, he assisted us in the original distribution of our newsletters. All have been successful and many are
still operating profitably today.   Also, Mr. Rindos has always been
active in the local, statewide and National Republican Party, serving several terms as National Committeeman, and Regional vice-Chairman of the YGOP during his 20's and early 30's. He recently has been working with the international FAPIA trade organization, a group of 85 classified ad publishing companies from over 35 countries. He is currently exploring ways to help the member publishers pool their data into an international classified ad database system for world wide exposure of their content. He recently visited Moscow, Amsterdam, and Vancouver and visited Vienna and Dublin in 2003 on behalf of the organization. Mr. Rindos operates out of the family publishing headquarters located in Trumbull, Connecticut and current lives in Milford, Connecticut.

Mr. Rindos attended the University of Bridgeport for two years and the New York Institute of Technology for 2 years majoring in engineering and physics with a business minor.


Executive Officers and Directors After the Closing of the Merger

Name                   Age               Position(s) Held
Scott Kuhlman           40     Chief Executive Officer and a Director
Susan Kuhlman           40     Director of Business Development
Jon Gangelhoff          46     Chief Financial Officer
Jon Sabes                      Director
David Ferris            49     Director
Chris Larson            33     Director

The table does not include the director yet to be named by mutual agreement between Kuhlman and the Company.

   Scott Kuhlman has served as a Director and Chief Executive Officer of Kuhlman since its inception and is also currently the Chairman of its Board of Directors. Mr. Kuhlman's 25-year career in the retail apparel industry includes extensive experience in retail sales and apparel production. He has worked with small and large chain apparel retail businesses and positions include sales, buying and managing in a variety of areas. Mr. Kuhlman moved into the wholesale side of apparel in 1993 and worked with companies including Joseph Abboud, Sero, HartMarx, Jack Victor and Arnold Brant. Before founding A3, he worked in Europe sourcing and producing product for his employer. This is when he began developing his relationships with fabric mills and factories and broadened his knowledge of sourcing. Mr. Kuhlman has a bachelor's degree in Finance from the University of Nebraska-Omaha.

   Susan Kuhlman is currently Kuhlman's Director of Business Development and previously served as a Director and Secretary of the Company since it's inception. Ms. Kuhlman has extensive professional and managerial experience. Her 20-year professional career includes positions of responsibility as producer and director of several television and cable network programs for the University of Nebraska-Lincoln and a variety of other businesses. She has held a variety of positions within sales, including creating new business for a Graphic Design and Web Development firm and starting her own business with a partner in Residential Interior Design. Ms. Kuhlman's experience within the apparel industry includes six years as District Manager and Sales Representative for Audrey Buckner Neckwear and two years with a start-up sportswear company, Balata. She received her bachelor's degree in Broadcast Journalism from the University of Nebraska-Lincoln.

   Jon Gangelhoff has served as the Kuhlman's Chief Financial Officer since October 2004. Prior to joining the Company, he served as CFO of M|A|Peterson, a national recognized design/build firm for two years and spent ten years at Hauenstein & Burmeister where he began as Director of Information Systems; moved to Director of Operations and ultimately served as CFO. Mr. Ganglehof's 25 year career includes work with rapidly growing companies where his primary responsibilities included the design and implementation of financial, organizational and internal controls. He is a graduate of Mankato State University.

   Jon Sabes is currently Chief Executive Officer of Opportunity Finance, LLC, a specialty finance company. Mr. Sabes has over sixteen years experience in finance, business development, and consulting in a variety of industries. Mr. Sabes was a founding partner of Jon Adams Financial Co., LLP, a law firm and business advisory firm specializing in providing small and medium size businesses with professional services related to mergers and acquisitions and corporate finance. Prior to creating Jon Adams Financial Co., Mr. Sabes served as a tax consultant with Ernst & Young LLP. In addition, Mr. Sabes' professional experience includes serving as Vice President of Business Development for Gaming Corporation of America and investment banking with Jefferies & Company, Inc. Mr. Sabes earned a Juris Doctor, cum laude, from the University of Minnesota Law School and holds a B.A. in Economics from the University of Colorado.

   David Ferris is currently Assistant Vice President of Cargill, Inc. where he advises the Board of Directors and management on corporate performance and executive compensation issues and is responsible for Cargill's compensation and benefit programs worldwide. From 1993 to 1996, when he joined Cargill, he was a national practice leader with Aon Consulting Group. Aon Consulting Group provides corporations with software tools and education services to better educate their employees on financial planning for retirement. From 1991 to 1993 he was a principal with Retirement Strategies, which developed employee asset and liability modeling software for sponsors of pension and defined contribution plans. From 1980 to 1991, Mr. Ferris was Director of Risk Management and Investments with Honeywell. Mr. Ferris has a B.A. in Economics from the University of St. Thomas, St. Paul, Minnesota, and has attended the Carlson School of Management, University of Minnesota, taking graduate programs in Masters of Industrial Relations and in Masters of Business Administration, concentration in Finance.

  Christopher Larson is a co-founder and has served as Chief Financial Officer of Cash Systems Inc. (AMEX: CKN) from June 1999 to January of 2005. In January of 2005, Mr. Larson was promoted to Chief Operating Officer. Mr. Larson has served as a Director of Cash Systems Inc. since the company went public in October 2001. Cash Systems Inc is a leading provider of cash access service to the casino industry. Mr. Larson is also a certified public accountant.

Board of Directors' Meetings and Committees

During the fiscal year ending December 31, 2004, the Company's board of
directors has not taken any action by written consent.   The Company
does not have standing nominating, audit or compensation committees, and does not believe such committees would be beneficial to the Company or its shareholders given the limited nature of the Company's operations.

Nomination of Directors

The entire board of directors of the Company nominates potential candidates for directors. In considering director-nominees, the board of directors recruits and considers candidates without regard to race, color, religion, sex, ancestry, national origin or disability. Generally, the board of directors will consider each candidate's business and industry experience, his or her ability to act on behalf of stockholders, overall board diversity, potential concerns regarding independence or conflicts of interest and other factors relevant in evaluating director-nominees. Typically, the candidate will meet with one or more directors. The board of directors will also consider a candidate's personal attributes, including without limitation personal integrity, loyalty to the Company and concern for its success and welfare, willingness to apply sound and independent business judgment, awareness of a director's vital role in the Company's good corporate citizenship and image, time available for meetings and consultation on Company matters, and willingness to assume broad, fiduciary responsibility.

The Company stockholders may recommend to the board of directors candidates to be considered for election at the Company's annual stockholder meeting. In order to make such a recommendation, a stockholder must submit the recommendation in writing to the board of directors, in care of the Company's secretary, at the Company's headquarters address. To enable the board of directors to evaluate the candidate's qualifications, stockholder recommendations must include the following information:

- the name and address of the nominating stockholder and the director candidate;
- a representation that the nominating stockholder is a holder of record of the Company's capital stock entitled to vote at the current year's annual meeting;
- a description of any arrangements or understandings between the nominating stockholder and the director candidate(s) being recommended, pursuant to which the nomination(s) are to be made by the stockholder;
- a resume detailing the educational, professional and other information necessary to determine if the nominee is qualified to serve as a Company director;
- such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by the board of directors; and
- the consent of each nominee to serve as a director of the Company, if elected.

Ability of Stockholders to Communicate with the Board of Directors

The board of directors has established means for the Company's stockholders and others to communicate with the board of directors. If a stockholder wishes to address a matter regarding the Company's financial statements, accounting practices or internal controls, the concern should be submitted by letter or other writing addressed to the chairperson of the board of directors, in care of the Company's secretary, at the Company's headquarters address. If the matter relates to the Company's governance practices, business ethics or corporate conduct, the matter should be submitted by letter or other writing to the chair of the full board of directors, in care of the Company's secretary, at the Company's headquarters address. If a stockholder otherwise is unsure where to direct a communication, the stockholder may send a letter or other writing to the chair of the board of directors, in care of the Company's secretary, at the Company's headquarters address. All stockholder communications will be forwarded by the secretary to the addressee.

Director Compensation

Except compensation as executive officers, none of the other directors receive any compensation for their services and there are not plans to
pay any such compensation in the near future.    All officers and
directors are, however, reimbursed for expenses incurred on behalf of the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's common stock to file reports of ownership and changes in ownership with the SEC, provided that there were any changes to such persons respective stock holdings in the Company during the previous fiscal year.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 2994 fiscal year and subsequent thereto all filing requirements applicable to officers, directors and greater than 10% beneficial owners were complied with.


EXECUTIVE COMPENSATION

The following table sets forth the aggregate compensation paid by Gaming Venture to our Chief Executive Officer and any other officers whose salaries and bonuses exceeded $50,000 or more per year for services rendered during the periods indicated:

                                             Long Term Compensation
                    Annual Compensation         Awards  Payouts
(a)             (b)      (c)   (d)   (e)   (f)     (g)    (h)    (i)
                                                   Secur-
                                                   ities         All
Name and       Year or               Other  Rest-  Under-  LTIP  Other
Principal      Period   Salary Bonus Annual ricted lying   Pay-  Comp-
Position       Ended      ($)   ($)  Compen-Stock Options  outs ensat'n
-----------------------------------------------------------------------
Alan Woinski
CEO, Pres.     12/31/01  $99,500  -    -      -       -     -      -
               12/31/02 $100,000  -    -      -       -     -      -
               12/31/03 $106,000  -    -      -       -     -      -
               12/31/04 $119,833  -    -      -       -     -      -
Kim Woinski
V.P            12/31/01  $22,750  -    -      -       -     -      -
               12/31/02  $45,879  -    -      -       -     -      -
               12/31/03  $43,775  -    -      -       -     -      -
               12/31/04  $49,291  -    -      -       -     -      -



GAMING VENTURE CORP., U.S.A.

/s/Alan Woinski
---------------------------
Alan Woinski, President

Dated:   May 13, 2005